UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
　　☑ Check box if Amendment is material and investors must reconfirm within five business days.
　　This material amendment is filed to extend the Offering Deadline to October 31, 2022.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

NPCX, Inc.

Legal status of Issuer:

　　Form:

　　Corporation

　　Jurisdiction of Incorporation/Organization:

　　Florida

　　Date of Organization:

　　June 14, 2021

Physical Address of Issuer:

23150 Fashion Drive, Suite 238, Estero, FL 33928, United States

Website of Issuer:

https://Npcx.ai

Is there a Co-Issuer? ___ Yes _X_ No

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Name of qualified third party "Escrow Agent" which the Offering will utilize:

Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
- ☑ Yes
- ☐ No

Oversubscriptions will be Allocated:
- ☐ Pro-rata basis
- ☐ First-come, first-served basis
- ☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$1,070,000

Deadline to reach the Target Offering Amount:

October 31, 2022

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

0 full-time employees.

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)*
Total Assets	$40,048	$55,005
Cash & Cash Equivalents	$10,048	$26,205
Accounts Receivable	$30,000	$28,800
Short-term Debt	$18,455	$43,184
Long-term Debt	$0	$0
Revenues/Sales	$58,800	$219,200
Cost of Goods Sold	$13,502	$128,875
Taxes Paid	$0	$0
Net Income/(Net Loss)	$(4,117)	$10,696

*Since inception on May 4, 2020. The results above are from NPCX LLC which was subsequently converted to a Florida corporation on June 14, 2021 and renamed NPCX, Inc.

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

July 19, 2022

NPCX, Inc.



Up to $1,070,000 of Crowd SAFE (Simple Agreement for Future Equity)

NPCX, Inc. ("**NPCx,**" the "**Company**," "**we**," "**us**," or "**our**"), is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best-efforts basis as described in this Form C/A (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by October 31, 2022 (the "**Offering Deadline**"). Unless we receive investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow with Prime Trust, LLC (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$150	$9.00	$141
Maximum Individual Purchase Amount (3)(4)	$250,000	$15,000	$235,000
Target Offering Amount	$25,000	$1,500	$23,500
Maximum Offering Amount	$1,070,000	$64,200	$1,005,800

(1) This excludes fees to Company's advisors, such as attorneys and accountants.

(2) In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (2%) of the Securities sold in this Offering.

(3) The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

(4) Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A TITLED "*RISK FACTORS*" BEGINNING ON PAGE 2.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL

SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST, LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**") (15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://npcx.ai.

The Company must continue to comply with the ongoing reporting requirements until:

(1)   the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3)   the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4)   the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.com/NPCx.

The date of this Form C/A is July 19, 2022.

TABLE OF CONTENTS

ABOUT THIS FORM C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C/A, and no source other than the Intermediary has been authorized to host this Form C/A and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C/A and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C/A or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or any other materials supplied herewith.

This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C/A and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C/A or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C/A or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C/A. This summary may not contain all of the information that may be important to you. You should read this entire Form C/A carefully, including the matters discussed under the section titled "Risk Factors."

The Company

NPCX, Inc., known as NPCx, is a technology company that uses state-of-the-art machine learning and artificial intelligence to make characters in video games and animated films more life-like. The Company was initially a Florida limited liability company formed on May 4, 2020, named NPCX LLC. The Company converted to a Florida corporation on June 14, 2021 and was renamed to NPCX, Inc.

The Company is located at 23150 Fashion Drive, Suite 238, Estero, FL 33928, United States. The Company's website is https://npcx.ai.

The Company is headquartered and qualified to conduct business in Florida. The Company also sells its products and services through the Internet and internationally.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.com/NPCx (the "Deal Page") and the version published as of the date of this Form C/A is attached as Exhibit B. The Deal Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C/A as well as make general announcements. You should view Exhibit B as well as the Deal Page at the time you consider making an investment commitment.

The Offering

Minimum Amount of the Securities Offered	25,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	25,000*
Maximum Amount of the Securities Offered	1,070,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	1,070,000*
Price Per Security	$1.00
Minimum Individual Purchase Amount	$150+
Maximum Individual Purchase Amount	$250,000 +
Offering Deadline	October 31, 2022
Use of Proceeds	See the description of the use of proceeds on page 15 hereof.
Voting Rights	See the description of the voting rights on page 26.

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C/A. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably on a consistent basis or grow as we intend. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises, such as COVID-19, can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently has limited sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

We rely on various intellectual property rights in order to operate our business.

The Company relies on certain intellectual property rights, particularly trade secrets, to operate its business. The Company's intellectual property rights are not registered and may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its executive officers, key employees and technical advisors.

We are dependent on our executive officers, key employees and technical advisors. These persons may not devote their full time and attention to the matters of the Company. The loss of any or all of our executive officers, key employees and technical advisors could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

We, or any of customers, may fail to anticipate changing consumer preferences.

Our business is subject to all of the risks generally associated with the video game and animated film industries, which are cyclical in nature and characterized by periods of significant growth and rapid declines. Our future operating results will depend on numerous factors beyond our control, including:

- Critical reviews and public tastes and preferences, all of which change rapidly and cannot be predicted;

- The ability of customers to generate cash receipts from sales of games or films using our technology;

- The ability of any publishers or developers to successfully publish or develop games or films;

- International, national and regional economic conditions, particularly economic conditions adversely affecting discretionary consumer spending;

- Changes in consumer demographics; and

- The availability of other forms of entertainment competing for the time of game and film consumers.

We may experience significant fluctuations in sales due to a variety of factors.

Sales of our technology for use in games, products and systems, or in animated films, may experience significant fluctuations due to a variety of factors, including the ability of our technology to make game and film characters more lifelike than other technologies and the popularity of a game or film. In addition, the pricing of our technology can fluctuate due to pricing pressures from developers and film companies. There can be no assurance that we can maintain consistent sales for any of our technologies or gain market acceptance.

A game, product or system may have a short life cycle or otherwise fail to generate significant sales receipts.

The video game industry is characterized by short shelf-lives and the frequent introduction of new games, products and systems. Many video games, products and systems do not achieve sustained market acceptance or do not generate a sufficient level of sales to offset the costs associated with product development and distribution. We will need to have our technology used in a number of video games and films to protect against reliance upon a few developers, products and games. Any competitive, financial, technological or other factor which impairs our ability to introduce and sell our technology to a broader set of game developers could adversely affect our business.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

We have not prepared any audited financial statements.

The financial statements attached as Exhibit A to this Form C have been "reviewed" only and such financial statements have not been verified with outside evidence as to management's amounts and disclosures. Additionally, tests on internal controls have not been conducted. Therefore, you will have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease-and-desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Affiliates of the Company, including officers, directors and existing shareholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.

There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering

Risks Related to the Offering

The Company could potentially be found to have not complied with securities law in connection with this Offering.

Prior to filing its Form C, the Company engaged in "testing the waters" permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the Offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C/A thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering is attached as Exhibit E. Some of these communications may not have included proper disclaimers required for "testing the waters".

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C/A is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C/A, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C/A and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on seventy percent (70%) of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a Crowd SAFE (Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) ("Nominee") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of a Crowd SAFE or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Crowd SAFE, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Crowd SAFE. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Company nor take or effect actions that might otherwise be available to holders of the Crowd SAFE and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Crowd SAFE to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Company or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders or the party holding the CF Shadow Securities on behalf of the Investors are required to enter into a proxy agreement with its designee to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would directly or

9

beneficially receive CF Shadow Securities in the form of shares of Series B-CF Shadow Preferred Stock and such shares would be required to be subject to a proxy that allows a designee to vote their shares of Series B-CF Shadow Preferred Stock consistent with the majority of the Series B Preferred Stockholders. Thus, Investors will essentially never be able to vote upon any matters of the Company unless otherwise provided for by the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the First Equity Financing Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the First Equity Financing Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The foregoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as <u>Exhibit C</u>.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C/A and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C/A, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

NPCX, Inc., known as NPCx, is a technology company that uses state-of-the-art technology, including machine learning and artificial intelligence, to make characters in video games and animated film more life-like. From character reactions to movement to even goal setting, our technology is a new paradigm in how characters are brought to life.

Business Plan

The Company plans to significantly expand its business by increasing sales and marketing and investing in technology and product development. The Company aims to increase its profitability significantly with this Offering. The capital we raise here will empower us to expand our product development, increase sales and marketing efforts and grow out our infrastructure as we continue to aggressively grow and expand our business.

The Company's Products and/or Services

Product / Service	Description	Current Market
AIMX	AIMX actually "predicts" which animations to select based on physics-based properties and our neural networks, saving a tremendous of amount of memory and allowing for limitless animations. The result is not only fluid character movements but characters that react appropriately to situations, just as a human would.	Animation studios, VFX studios, animation software companies, motion capture software and hardware companies, video game publishers and developers, film/tv production companies, XR developers, serious games and training developers.
TrackerX	Tracking is the process of manually cleaning raw point cloud data from motion capture hardware. Motion capture is the process of using performance actors to create life-like animations used in most 3D video games and live action animation films. Currently, there are a number of labor-intensive steps that take place in order to get from the motion capture stage and into a video game, film or XR product and tracking the raw data is the first and most labor-intensive step. NPCx technology disrupts this manual process by allowing for any type of optical or sensor-based motion capture system files to be put straight onto the TrackerX character skeleton. The manual process normally takes about 8 hours to process around 3 minutes of motion capture data, with our system that time is cut down from 8 hours of labor down to just under 20 seconds.	Animation studios, VFX studios, animation software companies, motion capture software and hardware companies, video game publishers and developers, film/tv production companies, XR developers, serious games and training developers.
FacialX	Much like TrackerX, FacialX tracks 3D point cloud data for facial recognition systems. FacialX can be	Animation studios, VFX studios, animation software companies, motion capture software and

	used in both 3D camera-based hardware systems as well as mobile devises, thereby opening up the market to both businesses and consumers.	hardware companies, video game publishers and developers, film/tv production companies, XR developers, serious games and training developers.
BehaviorX	NPCx technology records real-time data from players in games; tracking every key movement and decision relative to their in-game situation. This is then persistently stored in a matrix to train our models. We can then override decision trees with decisions from the neural network model, resulting in NPCs that both model specific skill levels of players or even model the patterns of the players themselves!	Animation studios, VFX studios, animation software companies, motion capture software and hardware companies, video game publishers and developers, film/tv production companies, XR developers, serious games and training developers.

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors.

The Company's main competitors are animation software companies, such as AutoCAD, Adobe and Maxon, as well as the major game engine companies, such as Unreal and Unity. There are also video game companies that are indirect competitors such as Ubisoft, Activision and Electronic Arts.

Customer Base

Primarily, the Company's customer base consists of video game, Metaverse and XR developers and publishers. The Company's secondary customer base is Animation and VFX studios for film and digital streaming services.

Supply Chain

Although the Company is dependent upon certain third-party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

The Company currently does not have any registered patents or trademarks. All intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Domain Names

The Company owns the https://npcx.ai, https://trackerx.ai and https://facialx.ai domain names.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$1,500	6%	$64,200
Technology & Product Development (1)	50%	$12,500	60%	$642,000
Sales and Marketing (2)	15%	$3,750	10%	$107,000
General and Administrative (3)	20%	$5,000	20%	$214,000
Legal	5%	$1,250	2%	$21,400
General Working Capital	4%	$1,000	2%	$21,400
Total	**100%**	**$25,000**	**100%**	**$1,070,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are detailed descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above.

(1) We will continue to invest heavily in technology and product development. Over the next 12 months, we plan to rapidly build the Company's two main technologies, TrackerX and AIMX, into fully functioning commercially licensable products. Planned product features for both products include:
a.   Cloud based upload/download file delivery
b.   AES-256 file encrytpion
c.   Customizable Neural Networks to handle multiple customer profiles
d.   APIs to tie into top industry programs for video game development, animation and motion capture (e.g., Unreal, Unity, Maya, MotionBuilder, Blender, Shogun, Motive and MVN Analyze)
e.   Advanced UX/UI

(2) We will invest in expanding the Company's customer base through investments in sales and marketing. We will use the proceeds for targeted B2B content marketing, building brand awareness and to optimize the Company's website and search engine optimization. In addition, the Company will attend industry trade shows, such as GDC, XDS, SIGGRAPH, D.I.C.E., E3 and Gamescom. In some cases, the Company will purchase targeted tradeshow sponsorship and floor space.

(3) The Company will employ a small team of managers and executives to include a CEO, controller and business development manager, all of whom will be incentivized with equity and performance cash bonuses. The Company will also maintain a small office in Los Angeles along with its associated costs.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Cameron Madani	Chief Executive Officer, Co-Founder and Director	CEO and Co-Founder of NPCX, Inc., 2020 – Present Responsible for managing sales, customer interaction, management of financials, and management of teams that work from outside the office, general management of the Company, develop plans for expansion of operations, manage banking, taxes, B2B relationships, staffing and growth plan and corporate development. Studio Head, General Partner and Co-Founder of Motion Burner, LP, 2014 - Present Head a team of artists, animators and software developers providing best-in-class services to the top Video Game, AR, VR, Film and TV companies around the world.	University of California, Los Angeles, B.A., History, 1992 Pepperdine University, The George L. Graziadio School of Business and Management, MBA, Finance, 2006
Michael Puscar	Co-Founder, Chief Technology Officer and Director	Co-Founder, Chief Technology Officer and Director of NPCX, Inc., 2020 – Present Responsibilities include designing and developing core intellectual property, the artificial intelligence technology that powers the applications and the product development roadmap. Michael also directly recruits and manages the development teams and interacts with customer technology staff. Founder of Oiga Technologies, 2017 – Present. After selling Oiga in December 2021, Michael's role changed from CEO to Chief Product Officer responsible for customer sales and support	Temple University, B.S., Computer Science, 1995

Biographical Information

<u>Cameron Madani</u>: Cameron is the Chief Executive Officer and Co-Founder of the Company. After earning his MBA in 2008, Cameron has spent the last fourteen years managing video game development, motion capture and, most recently, animation. In 2010, Cameron led a team to develop the Microsoft XBOX 360 award-winning action RPG game, *Torchlight*. In 2014, he co-founded a world-class animation and motion capture studio working with some of the world's largest video game developers and publishers as well as XR and film companies, with clients that include 2K, Activision, Cloud Imperium, Digital Domain 3.0, DreamWorks, Eidos, Fable Studio, Facebook Oculus, Google, Halon, Ink Stories, Microsoft, Nike, Psyop, Sledgehammer Games, Warner Brothers Interactive Entertainment and Warner Brothers Pictures. Cameron earned his B.A. in History from UCLA and an MBA with a Finance emphasis from Pepperdine's The George L. Graziadio School of Business and Management.

<u>Michael Puscar</u>: Michael is the Chief Technology Officer and Co-Founder of the Company. He is a serial entrepreneur, investor and philanthropist who is deeply in love with technology. Michael is an optimist by nature, firmly committed to using technology as a catalyst for better education, wealth creation and better healthcare regardless of socioeconomic status, race or origin. He is the author of three patents, one issued and two pending, for the use of ground-breaking search and retrieval technology, as well as neural networks and ontology-based content classification. He is a programmer by trade and his expertise is in natural language processing and artificial intelligence. Though Michael was raised and educated in the United States, he is fluent in four languages including English, Spanish, Italian and Chinese (Cantonese). Michael is a frequent speaker at international conferences on topics ranging from emerging technology to macroeconomics. He has been interviewed by prestigious news organizations worldwide including the Financial Times, CBS Marketwatch, TeleMedellin, Colmundo Radio and most recently appeared on the Brains Byte Back podcast with Sam Brake. In addition to founding Oiga Technologies, Michael is the co-founder of IPSUM Clinical CRO, and an investor and board member of six other startups and private non-profit foundations, most notably the Mast Cell Research Institute. He also donates his time to Fusion Pointe as a mentor and is dedicated to growing the Southwest Florida startup ecosystem. Michael received his B.S. in Computer Science from Temple University.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Florida law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company does not currently have any employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 10,000,000 shares of common stock, having no par value per share (the "**Common Stock**"). At the closing of this Offering, assuming only the Target Offering Amount is sold, 1,672,917 shares of Common Stock will be issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C/A, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	1,672,917*
Par Value Per Share	No Par Value
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock at a later date. The issuance of such additional shares of Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%

*The Company has agreed to issue up to an aggregate of 2,525,000 shares of Common Stock to its founders and another advisor, subject to achieving certain milestone and vesting requirements through June 2023. To date, the shares in the table above have vested and been issued out of this amount. Additional shares will vest on a monthly basis upon the achievement of milestone and vesting requirements. The maximum shares Cameron Maldani and Michael Puscar may receive if all vesting provisions are met (or if such shares are purchased if vesting is not met and the Company permits such purchase) is 1,250,000 shares of Common Stock each.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C/A, the Company has no outstanding options, Safes, Convertible Notes or warrants outstanding.

Outstanding Debt

As of the date of this Form C/A, the Company has no outstanding debt.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Cameron Madani	833,333 shares of Common Stock	49.81%
Puscar Buritica Family Office, LLC*	833,333 shares of Common Stock	49.81%

*Owned 50% each by Michael Puscar and Johana Buritica

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and in the financial statements attached hereto as Exhibit A, in addition to the following information.

Operations

NPCX, Inc., known as NPCx (the "**Company**") was originally incorporated as a Florida limited liability company, named NPCX LLC, on May 4, 2020. The Company was converted to a Florida corporation on June 14, 2021 and renamed NPCX, Inc. The Company is headquartered in Estero, Florida.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

As of June 30, 2022, the Company had an aggregate of $63,571 in cash and cash equivalents providing the Company with 3 months of runway. The Company expects to conduct an interim closing of the Offering in July 2022 which will increase the runway to 7 months. The Company is profitable, although the Company's founders have committed to provide financial support to the Company, if needed, while the Offering is ongoing.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

This material amendment is filed to extend the Offering Deadline. .

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	N/A	1,534,027	N/A	April 1, 2021; November 1, 2021; March 31, 2022	Section 4(a)(2)
Common Stock	$27,777	138,888	General Working Capital	November 1, 2021; February 2, 2022; March 31, 2022	Section 4(a)(2)

See the section titled *"Capitalization and Ownership"* for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

(a) On November 1, 2021, the Company granted 138,999 shares of Common Stock to Cameron Madani, the Company's Chief Executive Officer and Co-Founder, in exchange for the provision of past and future services.

(b) On November 1, 2021, the Company sold 69,444 shares of Common Stock to Puscar Buritica Family Office, LLC, which is owned 50% by Michael Puscar, the Company's Co-Founder, for $0.20 per share for an aggregate purchase price of $13,889. In addition, on February 1, 2022 and March 31, 2022, respectively, the Company sold another 69,444 shares of Common Stock (34,722 shares on each date) to Puscar Buritica Family Office, LLC for $0.20 per share for an aggregate purchase price of $13,889. All such transactions were to allow Michael Puscar the ability to purchase shares which had not vested previously due to vesting requirements not having been met.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C/A (this "**Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by October 31, 2022 (the "**Offering Deadline**"). Unless we receive investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In addition to the Offering, the Company intends to concurrently undertake to raise up to an additional $1,000,000 by offering to sell up to $1,000,000 in securities, including but not limited to common or preferred stock, SAFEs (Simple Agreement for Future Equity) or Convertible Notes, to accredited investors outside of this Offering (the "Concurrent Offering"). No investors in this Offering, or potential investors who learned of the Company as a result of this Offering, will be permitted to invest in the Concurrent Offering.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $150 and the maximum amount that an Investor may invest in the Offering is $250,000, each of which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to the Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to the Temporary Rules, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the new early closing date must be twenty-one (21) days from the time the Offering was opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

PRIME TRUST, LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C/A and the Crowd SAFE instrument attached as Exhibit C, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle Investors to any dividends.

Nominee

The nominee of the Securities shall be Republic Investment Services LLC (the "Nominee"). The Nominee will act on behalf of the Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by the Company and designated below on any matter in which affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security.

Conversion

Upon each future equity financing resulting in proceeds to the Company of not less than $1,000,000 (each an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are non-voting securities otherwise identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

<u>Conversion Upon the First Equity Financing</u>

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a) the quotient of $7,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes;

OR

(b) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the securities sold in such Equity Financing.

Such Conversion Price shall be deemed the "**First Equity Financing Price**".

<u>Conversion After the First Equity Financing</u>

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, at the Nominee's discretion, at the Nominee's discretion, the Investor will receive the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the Company undergoing an IPO (as defined below) of its Capital Stock or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Purchase Amount divided by the quotient of (a) $7,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (x) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (y) any Safes; (z) convertible promissory notes; and (aa) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; or (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Company's board of directors (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company's board of directors (or other applicable governing body if the Company is a limited liability company).

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the CF Shadow Securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights. In addition, to facilitate the Offering to Crowd SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Company's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects. The Nominee will vote consistently at the direction of the Chief Executive Officer of the Company.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities sold in the Offering.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C/A do not purport to be complete and in each instance, reference should be made to the copy of such document which is either an appendix to this Form C/A or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C/A. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C/A. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C/A or any other matter relating to the Securities described in this Form C/A, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form C/A to be signed on its behalf by the duly authorized undersigned.

/s/Cameron Madani
_____
(Signature)

Cameron Madani
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Cameron Madani
_____
(Signature)

Cameron Madani
_____
(Name)

Director
_____
(Title)

July 19, 2022
_____
(Date)

/s/Michael Puscar
_____
(Signature)

Michael Puscar
_____
(Name)

Director
_____
(Title)

July 19, 2022
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

NPCX, INC.

FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services

Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Members
NPCX, Inc.
Estero, Florida

We have reviewed the accompanying financial statements of NPCX, Inc., which comprise the balance sheet as of December 31, 2021, and the related statement of income, statement of equity and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
April 11, 2022

275 HILL STREET, SUITE 260 • RENO, NV 89501 • 775.525.1TAX (1829) • WWW.BELLE.CPA

NPCX, INC.
BALANCE SHEET
DECEMBER 31, 2021
(unaudited)

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	10,048
Accounts receivable, net		30,000
TOTAL CURRENT ASSETS		40,048
TOTAL ASSETS	$	40,048

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable	$	2,880
Notes payable - related parties		15,575
TOTAL CURRENT LIABILITIES		18,455
TOTAL LIABILITIES		18,455
SHAREHOLDERS' EQUITY		
Common stock, see note 5		15,014
Retained earnings		6,579
TOTAL SHAREHOLDERS' EQUITY		21,593
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	40,048

See independent accountant's review report and accompanying notes to financial statements.

NPCX, INC.
STATEMENT OF INCOME
DECEMBER 31, 2021
(unaudited)

REVENUES	$	58,800
COST OF GOODS SOLD		13,502
GROSS PROFIT		45,298
OPERATING EXPENSES		
General and administrative		3,987
Professional fees		3,344
Research and development		58,059
Sales and marketing		4,025
TOTAL OPERATING EXPENSES		69,415
NET OPERATING LOSS		(24,117)
OTHER INCOME		
Other income		20,000
TOTAL OTHER INCOME		20,000
NET LOSS	$	(4,117)

See independent accountant's review report and accompanying notes to financial statements.

NPCX, INC.
STATEMENT OF EQUITY
DECEMBER 31, 2021
(unaudited)

	Common Stock		Additional Paid-in Capital	Contributions /(Distributions)	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount				
ENDING BALANCE, DECEMBER 31, 2020	-	$ -	$ -	$ 1,125	$ 10,696	$ 11,821
Conversion from LLC to Corporation	1,395,139	15,014		(1,125)	-	$ 13,889
Net loss	-	-	-	-	(4,117)	$ (4,117)
ENDING BALANCE, DECEMBER 31, 2021	1,395,139	$ 15,014	$ -	$ -	$ 6,579	$ 21,593

NPCX, INC.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2021
(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$	(4,117)
Adjustments to reconcile net income to net cash		
provided by operating activities:		
(Increase) decrease in assets:		
Accounts receivable		(1,200)
Increase (decrease) in liabilities:		
Accounts payable		(40,304)
CASH USED FOR OPERATING ACTIVITIES		(45,621)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of notes payable - related parties		15,575
Issuance of common stock		13,889
CASH PROVIDED BY FINANCING ACTIVITIES		29,464
NET DECREASE IN CASH		(16,157)
CASH AT BEGINNING OF YEAR		26,205
CASH AT END OF YEAR	$	10,048

CASH PAID DURING THE YEAR FOR:

INTEREST	$	-
INCOME TAXES	$	-

See independent accountant's review report and accompanying notes to financial statements.

1.   <u>**Summary of Significant Accounting Policies**</u>

The Company
NPCX LLC (the "Company") was incorporated in the State of Florida on June 14, 2021. Previously, the Company was registered in the State of Florida on May 4, 2020, as a Limited Liability Company and converted to a Florida Corporation on June 14, 2021. The Company is building artificial intelligence focusing on the entertainment industry, specifically video games, film and XR. The Company's headquarters are in Estero, Florida.

Going Concern
Since Inception, the Company has relied on funds from related party notes issued to fund its operations. As of December 31, 2021, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2021, the Company is still mostly in the developmental process, with very limited revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate funds through revenue producing activities.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2021, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2022 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2021.

1. **Summary of Significant Accounting Policies (continued)**

Accounts Receivable
Accounts receivable due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Accounts receivable are stated at the amount billed to the customer. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2021, the Company had $30,000 in accounts receivable.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

1.   **Summary of Significant Accounting Policies (continued)**

Fair Value of Financial Instruments (continued)

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. The Company generates revenues by selling the use of the Company's artificial intelligence and machine learning algorithms that work together with game engines, and consulting services. The Company's payments are generally collected upfront. For the year ended December 31, 2021, the Company recognized $58,800 in revenue.

Stock Compensation Expense
ASC 718, Compensation – Stock Compensation, prescribes accounting and reporting standards for all share-based payment transactions. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees and non-employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values at the grant date. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, Equity – Based Payments to Non-Employees. Measurement of share-based payment transactions with non-employees is based on the fair grant date FV of equity instruments. The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date. Share-based compensation expense for the year ended December 31, 2021 was nil.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2021 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The adoption of ASU 2018-15 had no material impact on the Company's financial statements and related disclosures.

2.   <u>**Commitments and Contingencies**</u>

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3.   <u>**Notes Payable – Related Parties**</u>

Since inception, related parties have provided loans to the Company valued at $15,575 as of December 31, 2021. Interest is accrued annually at 3% per annum and maturity in August 31, 2022. There are no minimum monthly payments. Interest begins to accrued on the date of the signed agreement (December 31, 2021).

4.   <u>**Other Income**</u>

During 2021, the Company recorded management fees of $20,000, payable to related parties. During 2021, the managers elected to forgive the amount owed to them and this resulted in other income of the Company in the amount of $20,000.

5.   <u>**Equity**</u>

Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 10,000,000 shares, at no par value per share. As of December 31, 2021, 1,395,139 shares have been issued and are outstanding.

6.   <u>**Going Concern**</u>

These financial statements are prepared on a going concern basis. The Company registered on May 4, 2020, and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

7.   <u>**Subsequent Events**</u>

Crowdfunding Offering
The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

The Company currently has commitments of $157,940 from various investors on Republic. The commitments are non-binding, as they can be canceled by investors, prior to the campaign closing.

Managements Evaluation
The Company has evaluated subsequent events through April 11, 2022, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.

EXHIBIT B

Offering Page found on Intermediary's Portal.

 **Republic**

Company Name	NPCx

Logo



Headline	Using AI and neural networks to make video game and film NPCs more lifelike.

Slides



Tags   B2B, Media & entertainment, AI & Machine Learning, Startups, Coming soon

Pitch text

Summary

- Proprietary AI tech to massively increase the quality & volume of animation
- Poised to benefit from the Metaverse's enormous need for 3D content
- Co-founders are power entrepreneurs with prior successful exits
- Immediate traction with $228K in Year 1 Revenues
- $20.7M in projected revenues for Year 5
- A $16.7B global market in 2020, est. to grow to $39.6B by 2028

Problem

Character animations are currently expensive to create with unrealistic movements



Animating characters in video games, film and XR is a **tedious and extremely expensive process**, and the results are often less than ideal.

Despite the time and money spent, the results are not up to par for the current era technology and platforms. The resulting animated characters lack fluid movements, do not interact smoothly with their environments and lack realism. They do not seem human.

Even worse, **Non-Player Characters (NPCs)** in video games often make decisions that are illogical or unrealistic. These characters are often called AI, without using artificial intelligence at all! We as humans have learned how to outsmart them as they make the same mistakes again and again.

Solution

Creating a more realistic gaming experience

We use **AI** and **machine learning** to train neural networks that animate character movements frame by frame in real time to increase the **volume and qaulity** of 3D animation at a rate that has never been seen before. This AI trained animation also results in **fluid, natural** animation that is modeled after how humans move and react to situations in the real world.

To further improve character actions and movement, we replace the outdated and unrealistic decision trees that have historically driven character decisions since the days of Pac Man with modern neural networks that are trained by observing **real players**.

Product

Building NextGen AIs for video game Non- Player Characters (NPCs)

We are building a portfolio of innovative products, developed using deep learning neural networks, that allow the digital storytellers of our time to **focus on the narrative instead of the process.**

Our first suite of products focus on the digital 3D asset pipeline for **video games**. These technologies can also be used for the **metaverse**, film, XR, 3D simulations and training. Perhaps most impressive is our "North Star", a state-of-the-art technology called **behavioral cloning**, which we believe will change the way we interact with video games forever.

TrackerX: Nextgen Motion Capture tool

Tracking is the process of manually cleaning raw point cloud data from motion capture hardware. Motion capture is the process of using performance actors to create life-like animations used in most 3D video games and live action animation films. Currently, there are a number of labor-intensive steps that take place in order to get from the motion capture stage or body sensors and into a video game, film, XR product or the Metaverse and tracking the raw data is the first and most labor-intensive step.

Our technology disrupts this manual process by allowing for any type of optical or sensor-based motion capture system files to be put straight onto the TrackerX character skeleton. The manual process normally takes about 8 hours to process 3 minutes of motion capture data. In this new paradigm, we take what was previously 8 hours of labor down to just under 20 seconds, a **radical improvement** and a game changer for the industry.

AIMX (AI MOTION): Smooth, realistic AI generated character animations

Note: AIMX's Neural Networks were trained with 21 animations, a full character should be trained with 200+ animations, as each additional animation will provide more life-like movements and reactions.

For decades, animators have had to predetermine what characters will do in each and every situation then choose the appropriate animation using an antiquated "state machine". This process uses a massive amount of memory and thereby limits the number of animations for each character, usually at the cost of realistic character movement. Instead, AIMX actually "predicts" which animations to select based upon physics-based properties and our neural networks, saving a tremendous of amount of memory and allowing for near-limitless animations. The result is not only fluid character movements but characters that react appropriately to situations, just as a human would.

FacialX: AI Based Facial tracking system

Much like TrackerX, FacialX tracks 3D point cloud data for facial recognition systems. FacialX can be used in both 3D camera-based hardware systems as well as mobile devices, thereby opening up the market to both businesses and consumers.

BehaviorX: Our North Star

Imagine being able to play in a game against your friends when they're not on-line, or against your favorite celebrity Esports player? With BehaviorX, you will!

With your investment, the NPCx development team will finish development of our BehaviorX, an AI system that is built using *behavioral cloning* technology.

Our technology records real-time data from players in games; tracking every key movement and decision relative to their in-game situation. It is then persistently stored in a matrix to train our models. We use these models to override decision trees with decisions from the neural network, all in **real time**, resulting in NPCs that both model specific skill levels of players and can even model the patterns of the players themselves!

Traction



NPCx is a fast-growing technology-based startup with Year 1 revenues of $248K and a AAA video game studio early adopter client. We self-funded through investment and work-for-hire revenue, which we used to build out our technology platform as well as two working prototypes, AIMX and TrackerX.

Here is a recap of 2021, the year of R&D. We started operations in July of 2020, so December 2021 was our 1.5-year mark!

In late 2021, we entered into an agreement with one of the largest motion capture stages in North America having relationships with some of the world's largest video game and film companies, including 2K Games, EA, Adobe, Warner Brothers, Sony Pictures and Netflix, providing NPCx a readymade B2B pipeline.

Business Model

A scalable business model for the next generation of digital storytellers

The NPCx product business model is scalable with recurring revenue. We have two streams of income, **licensing** and **service revenue**. For the first 12 months post investment, service revenue is expected be greater than licensing. Thereafter, licensing revenue will overtake and eventually far exceed the Service revenue.

NPCx offers two tech licensing programs: 1) Throughput - whereby 3D assets and animation seconds will be gated and billed, and 2) Seat licensing - for productivity tools. Because our technology will dramatically increase the volume and quality of 3D assets and animations, large companies will save thousands of hours and millions of dollars per title or project.

Market

Virtually limitless potential in the digital animation market

According to Grand View Research's report, the total value of the global 3D animation and visual effect market was $16.64B in 2020, with most segments in the animation industry growing at a rate of nearly 11% YoY. With a growing demand for more realistic animation, NPCx is poised to claim a sizable stake in this expanding market.



Competition

Early mover advantage

NPCx benefits from an early mover advantage as we are one of the first to market with these technologies. Since our launch, we've witnessed strong interest and **rapid adoption** from big industry players, demonstrating the strong demand in the market for technology like ours. There is a huge opportunity for these highly versatile technologies, as they can be applied to video games, film, XR, streaming entertainment, and the Metaverse.

Our technology creates in-game characters with near-unlimited animations and lifelike decisions. The impact is so profound that once several game titles have launched with our technology, the result in the industry will be that they <u>must</u> follow suit.

Vision

Continuing to develop our IP and products

NPCx is building a revolutionary technology company using cutting edge AI and machine learning that will change the way we interact with entertainment. Our company is fundamentally changing the way animated characters look, move and think. Over half of the funds from this campaign will be used for product development as we continue to commercialize our neural network motion capture and animation systems and build out our Behavioral Cloning apparatus.

With your funding we will double down on our development with additional data scientists and programmers, building products that we can sell in 2022 and beyond.

Investors

NPCx's pre-seed round was funded by the Puscar Buritica Family Office, a family office with an early stage venture capital division led by **Michael Puscar**. Puscar is also the Chief Technical Advisor and active board member whose expertise has helped propel the company to several early victories.

Founders

NPCx was founded by subject matter experts with a proven track record of success.

Watch our Q&A video with the founders to find out more about NPCx.



Cameron Madani is the company's founder and CEO. Cameron began working as a business development director and publisher for Sony, Microsoft and Nintendo titles and launched his first award-winning video game, *Torchlight* for the Xbox 360 (Runic Games) in 2011.



Michael Puscar is the co-founder of NPCx and the company's first investor, a serial entrepreneur with a deep background in artificial intelligence technology. He has a proven track record of success as an entrepreneur.



Alberto Menache has joined NPCx as a technical advisor for motion capture and VFX. He is known as the father of motion capture and spent the last seven years with with James Cameron on the Avatar film franchise.

Team

 Cameron Madani — Co-Founder and CEO

 Michael Puscar — Co-Founder and Chief Technical Advisor

 Juan Sevillano — Director of Animation

 Juan Franco — Lead Software Engineer

 Alberto Menache — Motion Capture & VFX Technical Advisor

 Jesus Prada — Data Scientist

 Michael Muvdi — Sr. Marketing Manager

Perks

$500	"I'm first in!" NPCx fancy T-Shirt
$2,000	"I'm first in!" NPCx fancy T-Shirt and Trucker cap
$10,000	Call with founders
$25,000	Be part of NPCx's quarterly calls with investors

FAQ

Why use neural networks to animate characters in video games when animators already do a fine job?

Animation in video games is a tedious, time-consuming effort that requires animators to create every possible movement in each character's range of motion. That results in characters with rigid motions that lack fluid and realistic actions.

By modeling a neural network based upon real world movements from actors, our proprietary software can model an unlimited amount of animations. Characters move like real people do and do the things that they do, like putting their arms up to avoid a wall, bending their knees when lifting and a whole host of other subtleties that are impossible to model in manual animation.

The result are lifelike, realistic characters with human motions who feel like they belong in their environments. It's a game changing technology that will forever change what we expect from NPCs in video games.

How do I earn a return?

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

EXHIBIT C

Form of Security

NPCX, INC.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2022

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2022 Crowd SAFE holders, "**Investors**") of $[_____] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], NPCX, Inc., a Florida corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Valuation Cap**" is $7,000,000.

See Section 2 for certain additional defined terms.

1.   *Events*

        (a)   **Equity Financing**.

                (i)   If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the **First Equity Financing Price** (as defined below).

                (ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b) **Liquidity Event**.

(i) If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii) If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(iii) If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Notwithstanding Sections 1(b)(i)(2) or 1(b)(ii)(2), if the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d) **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series, to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a non-voting series of Capital Stock that is otherwise identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

> (i)   CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company; and

> (ii)   CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended)(the "**Exchange Act**"), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, no par value, of the Company.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**First Equity Financing Price**" shall mean (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the Equity Securities sold in the First Equity Financing or (y) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a)　The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)　The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)　The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)　No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)　The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)	There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)	The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)	The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)	The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)	The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as Exhibit A contemporaneously and in connection with the purchase of this Crowd SAFE.

(b)	The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(c)	Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(d)	Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)	The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(f)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(g)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)   All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(i)   All rights and obligations hereunder will be governed by the laws of the State of Florida, without regard to the conflicts of law provisions of such jurisdiction.

(j)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Fort Myers, Florida. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(l)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

NPCX, INC

By:
Name: Cameron Madani
Title: Chief Executive Officer
Address: 23150 Fashion Drive, 238, Estero, FL 33928
Email: cameron@npcx.ai

INVESTOR:
By:
Name:

Exhibit A
Nominee Rider and Waiver

Nominee Rider and Waiver

Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") is hereby appointed to act on behalf of the Investor as agent and proxy in all respects under the Crowd SAFE Series 2022 issued by NPCX, Inc. (the "**Security**"), to receive all notices and communications on behalf of the Investor, cause the Security or any securities which may be acquired upon conversion thereof (the "**Conversion Securities**") to be custodied with a qualified custodian, and, to the extent the Securities or Conversion Securities are entitled to vote at any meeting or take action by consent, Nominee is authorized and empowered to vote and act on behalf of Investor in all respects thereto until the expiry of the Term (as defined below) (collectively the "**Nominee Services**"). Defined terms used in this Nominee Rider are controlled by the Security unless otherwise defined.

Nominee shall vote all such Securities and Conversion Securities consistently at the direction of the Chief Executive Officer of NPCX, Inc. Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, managers, officers, directors, employees, agents or representatives shall be liable to Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Upon any conversion of the Securities into Conversion Securities of the Company, in accordance with the terms of the Securities, Nominee will execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the Securities in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other Securities of the same class issued by the Company that will convert in connection with the equity financing or corporate event and being the same as the purchasers in the equity financing or corporate transaction. The Investor acknowledges and agrees, as part of the process, the Nominee may open an account in the name of the Investor with a qualified custodian and allow the qualified custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor. Upon any such conversion or changing of title, Nominee will take reasonable steps to send notice to the Investor, using the last known contact information of such Investor.

The "**Term**" the Nominee Services will be provided will be the earlier of the time which the Securities or any Conversion Securities are (i) terminated, (ii) registered under the Exchange Act, or (iii) the time which the Nominee, the Investor and the Company mutually agree to terminate the Nominee Services.

To the extent you provide the Issuer with any personally identifiable information in connection with your election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of Investor's personally identifiable information for these purposes during the Term and Investor acknowledges that the use of such personally identifiable information is necessary for the Nominee to provide the Nominee Services.

(Remainder of Page Intentionally Blank – Signature Page to Follow)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **NOMINEE:**
                                                 Republic Investment Services LLC

By: By:
Name: Name: Youngro Lee, CEO
Date: Date:

COMPANY:
NPCX, Inc.

By:
Name:
Date:

EXHIBIT D

Video Transcript

“Main” Introduction Video
Main Campaign Page
Date: 01/19/22
Run time: 6 mins 44 secs

00:06

Hello, my name is Cameron Madani, I am the

00:10

co-founder and CEO of npcx a

00:13

revolutionary technology company that we

00:15

created to support the storytellers of

00:17

our time

00:18

now at npcx we're using machine learning

00:20

and artificial intelligence to massively

00:22

increase the quality and volume of 3d

00:25

content for video games

00:27

film

00:28

XR and the metaverse so that

00:31

storytellers can focus on the narrative

00:33

instead of the process

00:35

as the world becomes ever hungrier for

00:37

digital content we at npcx are

00:39

disrupting the traditional asset

00:41

creation process

00:43

by increasing the quality and speed of

00:45

delivering digital content for the

00:46

storytellers now we do this by using

00:49

proprietary neural networks and

00:50

workflows to deliver world-class content

00:53

at a speed and quality that has

frankly00:55

never been seen before

00:57

thus saving storytellers thousands of

00:59

hours and millions of dollars that is

01:01

our mission

01:03

now it's really exciting as the founders

01:05

of npcx have a tremendous amount of

01:08

knowledge experience and success in the

01:10

fields of animation motion capture and

01:13

data science respectively if you'd like

01:15

to learn more about us please visit our

01:17

q&a video on the republic campaign

page01:21

now spending over 14 years in video game

01:23

development and animation and working

01:25

with some of the largest companies in

01:27

the world

01:28

as well as working on two award-winning

01:30

VR projects

01:31

I intuitively knew that data science and

01:34

specifically machine learning could

01:36

absolutely benefit the digital

01:38

production pipeline but I didn't know of

01:40

any data scientists

01:41

and this led me on a journey to meet

01:43

Michael Puscar who was our co-founder

01:46

and first investor

01:48

now what makes 'Michael very interesting

01:50

is not only has he spent over 25 years

01:53

as a computer engineer and data

01:54

scientist

01:56

he's also a very successful entrepreneur

01:58

having sold three companies in the past

02:02

in addition to all the amazing

02:04

innovation and technology npcx is

02:06

developing around motion capture and

02:08

video games

02:09

Michael will be leading our behavioral

02:11

cloning project we call behavior x

02:15

which is also arguably the most exciting

02:17

development to happen in video games in

02:19

the last two decades hi my name is

02:22

Michael Puscar and I am the chief

02:24

technical advisor of npcx and I'm also

02:26

the company's first investor behavioral

02:28

cloning is about artificial intelligence

02:31

in video games now we've been talking

02:33

about ai and video games for three

02:35

decades but

02:36

people who are in the industry really

02:37

know that that is not ai that is just

02:40

really a series of decision trees if

02:43

this then this then this then this you

02:45

can make some very complicated decision

02:46

trees and you can make the NPCsx in

games02:49

very, very intelligent

02:50

but what we aim to do is to take it an

02:52

order of magnitude beyond that in

02:54

intelligence level what we're doing is

02:57

we're modeling characters in games using

02:59

a technique called behavioral cloning in

03:02

that we can model characters at

03:04

different experience levels from novice

03:06

all the way up to veteran players

03:07

including for example esports players

03:10

and we're able to model what they do

03:13

follow them and then train that into a

03:15

model such that as just as we were doing

03:17

with animation in real time

03:19

characters can make decisions that are

03:21

intelligence decisions NPC characters

03:23

I'm saying here based on what real world

03:25

characters would do what does that mean

03:27

well the impact is profound one it means

03:30

that you're never going to get bored

03:31

playing video games because characters

03:32

are going to adjust they're smart

03:34

they're going to be more like playing

03:35

against player characters than they are

03:36

against npcs you're not going to be able

03:38

to trap them into sloops second you're

03:40

going to be able to customize the npcs

03:41

for various experience levels that you

03:43

want them you want to play against the

03:44

novelist you want to play against an

03:46

expert you'll be able to do that third

03:49

you're going to be able to play it with

03:50

cooperatively with other players that

03:54

for all intents and persons are going to

03:55

seem like real world players are not

03:56

going to seem like npcs in any way we

03:58

will be able to model individual people

04:02

you want to play against your favorite

04:04

esports player now you can because we've

04:06

modeled them you want to play against

04:08

your best friend who happens to be at a

04:10

wedding today no problem we can simulate

04:13

him online we can clone him

04:16

in the game thus behavioral cloning

04:19

now what's really fun and exciting is

04:21

working with a number of world-class

04:23

technical advisors helping guide npcx

04:26

innovate across a number of industries

04:28

in the entertainment field and at the

04:30

top of that list

04:31

is Alberto Menache. Alberto is arguably

04:34

the father of motion capture technology

04:36

in video games and he spent the last

04:39

seven years solving some very technical

04:41

motion capture

04:42

challenges with James Cameron and the

04:45

avatar film franchise now he's also an

04:48

author of two definitive books on motion

04:50

capture

04:51

and a holder of a number of technical

04:52

patents around motion capture and

04:54

animation

04:55

innovations

04:57

Alberto is joining us initially and

04:59

foremost to help us with our motion

05:01

capture pipeline products

05:04

I've been in the human tracking space

05:06

about 30 some years there have been many

05:09

advances in systems camera resolutions

05:12

etc. but the advances that npcx brings to

05:15

the industry are very disruptive

05:18

this is the first time artificial

05:20

intelligence will be used to accelerate

05:23

the process and improve the quality of

05:25

the result

05:27

it will change many aspects of how

05:29

performance data is used in the gaming

05:31

industry and it will also lower the

05:34

markup costs in the animation industry

05:37

making it more accessible to smaller

05:39

projects

05:40

also it will be very important tool for

05:43

what people call the metaverse as

05:46

real-time tracking and processing of

05:47

human data is a very big piece of that

05:50

pipe

05:51

and it needs to be achieved

05:54

we are so excited to be working with

05:56

republic.co

05:58

not just because we could raise there

06:00

you know we could go to venture capitals

06:01

there's a lot of enthusiasm for this

06:02

type of technology but what we strive to

06:05

do at npcx is we really want to build a

06:07

community we want you

06:09

you video game enthusiasts you who are

06:11

passionate about video games to join us

06:14

to be a part of this effort because

06:15

we're going to change the very industry

06:17

that you love

06:18

so join us be a part of this invest it

06:21

doesn't matter what you invest we don't

06:22

care we want you

06:24

involved we want you beta testing we

06:26

want you talking to us we want your

06:27

feedback we want you a part of this

06:29

great mission that Cameron and I have

06:32

conceived to change video game and

the06:34

animation film industry forever

2021 Year in Review
Main Campaign Page &
Date: 01/19/22
Run time: 7 min 49 secs

00:05

hello everybody my name is Cameron

00:07

Madani and I am the co-founder and CEO

00:09

of npcx and we're a revolutionary

00:12

technology company that's using ai and

00:14

neural networks to support the digital

00:16

storytellers of our time that's our

00:18

passion and our mission statement I'm

00:20

joined here with Michael Puscar who's

00:23

not only our chief technical advisor and

00:26

very active in helping us architect some

00:28

really cool products we'll be talking

00:30

about on the video but also he is a

00:33

first investor and board member

00:35

of npcx and so we consider him a

00:38

co-founder

00:39

so really 2021 was a great year we were

00:41

able to wrap up an engagement with our

00:43

early adopter client and we worked on

00:45

some really cool technology we were

00:47

specking out two R&D projects

00:50

that are really revolved around

00:51

animation

00:52

and some really cool outcomes of their

00:55

and so we were able to wrap that project

00:58

up uh early last year and Michael do you

01:00

want to share a little more because you

01:01

were actually intimately involved in

01:03

helping architect it yeah I'm really

01:05

proud of what we did with that uh with

01:07

that company a triple a title as you

01:09

mentioned Cameron and I think was

01:12

successful delivery

01:13

but what's really important is that the

01:15

revenue that we derived from doing that

01:18

work it was a services engagement we

01:19

were able to use to power the

01:22

development to build an r&d team and

to01:24

build two prototypes uh you can see

01:27

demos of those two prototypes right up

01:28

here by clicking on this button

01:30

uh but

01:31

they're just an amazing game changing

01:33

technology so what you're going to see if

01:35

you look at our spreadsheets you're

01:36

going to see our services revenue start to

01:38

drop and you're going to see hopefully

01:40

soon product revenue so there's going to

01:42

be a drop in revenue we don't want

01:43

anyone to be scared off by that we want

01:45

everybody to know that that's actually a

01:46

good thing because we're walking away

01:48

from services revenue I personally uh as

01:50

Cameron mentioned I'm now the first

01:52

investor I decided to invest after

01:55

seeing the amazing progress this company

01:57

is making the team we really put

01:59

together and the first two prototypes

02:01

the demos this is a no-brainer guys and

02:03

I hope that you all if you're watching

02:05

this you're on republic.com platform

02:07

you'll feel the same you'll also invest

02:09

right alongside of me but that those

02:11

prototypes really are game changers and

02:13

so I'm fully invested and uh there's an

02:16

opportunity to now go back to that same

02:18

customer

02:19

and talk to them about a license instead

02:21

of services revenue right Cameron yeah

02:23

absolutely so

02:25

our business philosophy and model is

02:26

it's going to be more of a 90 10 in the

02:29

first year of potentially more well it

02:31

was actually more service or work for

02:33

higher base

02:34

revenue and it's going to shift to the

02:36

other way uh where it's going to be ten

02:39

percent service uh will work for higher

02:42

and ninety percent licensed revenue and

02:44

there's a purpose for that because

02:46

uh when we're coming out of the shoot

02:48

we're building our technology the good

02:50

news is we have access to the customers

02:52

and that engagement uh was an

02:54

interesting one because we were able to

02:56

spec out a project for them and take it

02:59

to the point where they saw the value of

03:01

it and the relationship uh has ended in

03:04

the sense that they're wanting us to

03:06

come back once we invest more into the r&

03:09

d and get a commercial product to go

03:10

back into to sharing with them so the

03:13

door is definitely open we had a great

03:15

uh engagement some very smart people

03:17

working there so again we're shifting

03:19

using our capital and our cash flow as

03:22

well as some of Michael's investment as

03:24

well and of course with the republic

03:26

campaign we're going to be using that to

03:28

increase our r&d and the good news is

in03:31

2021

03:33

or

03:34

really we were able to uh build out two

03:37

prototypes and the exciting thing is

03:39

those are almost ready to launch in fact

03:41

tracker x which if you go and click on

03:43

the link for tracker x

03:44

is going to be ready uh in q1 of 2022

03:48

and we already have some revenue

03:50

from an early adopter on that as well so

03:53

very exciting AIMX is another product

03:55

that we're working on you can click that

03:57

video as well

03:58

and Michael do you want to just share a

03:59

little bit about the year of r&d

which04:01

we call

04:02

uh 2021 yeah no we uh we call it the

04:05

year of r&d and innovation 2021 and

202204:08

is going to be obviously the year

04:09

results and taking those products to

04:11

market but not only were being able to

04:13

build those two prototypes but

04:15

we started putting on the drawing board

04:17

a new technology called behavioral

04:19

cloning which hopefully we'll be able to

04:20

talk to you a little bit more about in

04:22

the in the coming months to come

04:24

uh and we added a new member to the team

04:27

um

04:28

Cameron I don't want to talk a little

04:29

bit about Alberto Menache, he is one of the

04:32

giants of the industry probably the

04:34

founder of motion capture right

04:36

well he is uh the founder of motion

04:38

capture arguably for video games and he

04:40

took

04:41

off the shelf technology that was used

04:43

in life science uh and adapted it for

04:46

video games over two decades ago

04:49

he is a brilliant man he is

04:51

really a genius uh he's joined us

04:54

as our technical advisor for motion

04:56

capture and animation

04:58

and the last several years uh Alberto

05:01

has been working with James Cameron uh

05:04

and light storm entertainment on the

05:05

avatar franchise solving some very

05:07

challenging issues around motion capture

05:11

and we are just pleased to have him in

05:13

fact he is actively helping us uh finish

05:16

uh put some finishing touches on tracker

05:18

x again you can go find out more about

05:20

that

05:21

as well as AIMX because he has an

05:23

amazing understanding of the05:26

3d math the algorithms and he has also

05:29

been using neural networks for at least

05:31

six or seven years himself so we're very

05:33

excited to have him on board for

05:36

2021. yeah that's right and you know the

05:39

team that we were able to put together

05:40

in 2021 of data science data scientists

05:42

and programmers I'm really proud of

05:45

of that team and now of course this is

05:48

all coming

05:49

to

05:50

what's going to be coming in the

05:52

next month or two and that's our launch

05:54

on the republic.co platform so uh now

you05:57

know what happened to 2021 2022 as I

06:00

said the year results and I I'm really

06:02

really excited to have you join me who I

06:06

you know personally invested here and uh

06:09

will work alongside with us and to build

06:11

a community of uh people in this

06:13

industry who love video games who

06:15

understand the value of this technology

06:17

and who can help us to use artificial

06:20

intelligence to really change how video

06:22

games are made

06:24

absolutely and again our passion as I

06:26

stated before is really to support the

06:28

storytellers of our time uh with such a

06:30

demand for content people are streaming

06:33

multiple seasons they're playing video

06:34

games they're asking for downloadable

06:36

content at a rate never been seen before

06:39

and our technology and not only that if

06:42

you think about the metaverse which is

06:43

coming online um I've heard that all the

06:47

3d content ever made for every game

06:50

since the beginning of time which is

06:52

probably the last 25 years in video game

06:54

terms

06:55

the metaverse is going to require about

06:57

10 times that amount of 3d data when

06:59

once it becomes a mature technology our

07:02

technology will be able to help the

07:04

storytellers produce

07:06

digital assets at a quality and volume

07:09

that's never been seen before frankly so

07:11

that storytellers can really focus on

07:13

the narrative instead of the process and

07:16

our technology is going to save them

07:17

thousands of hours per title and

07:19

literally millions of dollars so

07:21

again we hope you join us uh republic

07:24

campaign uh community uh we're very

07:26

excited to have you each and every one

07:28

of you even to the

07:29

we wouldn't call you the smallest to the

07:31

largest but every single member we count

07:33

you as part of our team so we're very

07:35

excited and on to 2022.

07:38

thank you very much thank you guys

07:41

bye

07:49

bye

Q&A Video
Main Campaign Page &
TTY Email Campaign
Date: 01/19/22
Run time: 22 mins 14 secs

00:00

this is going to fundamentally change

00:02

how

00:03

ai

00:04

true ai is deployed in video games we

00:08

have a portfolio products that we'll be

00:10

developing

00:11

over the next few years that focus on a

00:13

lot of areas within the production

00:15

pipeline

00:16

[Music]

00:21

hey everybody I just wanted to say hi

00:23

and introduce you to the two co-founders

00:25

of npcx

00:27

my name is Cameron Madani I'm the CEO

00:29

and I have with us our

00:31

first

00:32

investor and board member

00:34

Michael Puscar and the question came up

00:37

on the community how did you guys meet

00:41

well Michael I'll start with that

00:42

basically for several years after being

00:45

in animation and motion capture I

00:47

always knew that machine learning and ai

00:50

would definitely help out the process

00:51

because it's very

00:53

uh

00:53

labor intensive so I've been asking

00:55

everybody do you know a data scientist

00:58

and through a mutual friend I met

00:59

Michael about two years ago and

01:02

uh

01:03

Michael you want to share the rest of

01:04

the history

01:05

sure yeah absolutely so my name is

01:08

Michael Puscar I am the first investor

01:10

at npcx and technical advisor

01:13

very active in the company I'm a

01:16

data scientist that's my background and

01:18

I've always been passionate about video

01:19

games

01:20

and I knew that there was an opportunity

01:23

in that space but unfortunately I'd

01:24

never had a chance to work on the inside

01:26

so when this mutual friend introduced

01:28

Cameron and I and he was able to sort of

01:31

articulate some of the problems that

01:33

there are in the video game industry

01:35

right now

01:36

they matched up really well with the way

01:38

that ai solved some of those problems in

01:40

other industries and we immediately saw

01:42

an opportunity

01:43

so we received a couple questions from

01:45

our community we'd like to go through

01:47

and I think it'll be very helpful for

01:48

you as a republic

01:50

uh community of ours to also understand

01:52

a little more about the founders and I

01:54

call Michael a founder because he's

01:55

really our first investor board member

01:57

and active advisor

01:59

so first question we'll just get started

02:01

here Michael

02:02

tell the community about your background

02:05

sure absolutely so my name is Michael

02:07

Puscar I am really principal technical

02:10

advisor first investor into npcx my

02:14

backgrounds in artificial intelligence

02:15

and machine learning started my career

02:18

working for the government actually

02:20

working with satellite technology change

02:23

detection detecting troop movement

02:25

things like that

02:26

it was fun work but I realized really

02:28

quickly didn't want to work for big

02:30

companies didn't want to work for the

02:31

government ended up working at startups

02:33

and said got startup fever took my

02:36

career from computer vision technology

02:38

where I started it into natural language

02:40

processing and then eventually over to

02:42

uh working in neural networks now the

02:45

interesting thing is that you know with

02:47

the patents that I have the work that

02:48

I've done

02:49

really wasn't possible during the first

02:51

20 years of my career to implement a lot

02:53

of them because we didn't have the

02:54

computing power we didn't have the data

02:55

set to do the training

02:57

that all changed the advent of cloud

02:59

computing

03:00

and uh then we were able to start doing

03:02

that worked in the finance industry hr.

03:05

healthcare and then wasn't until I met

03:07

Cameron and we found these common use

03:09

cases that we started to apply ai

03:11

technology to video games where it

03:13

really makes a lot of sense

03:15

uh and then npcx if you count me as a

03:17

founder it will be

03:19

my fourth venture I've had three prior

03:21

successful exits so I would say taking a

03:24

bet with us here at npcx investing in us

03:26

it's a pretty good investment because

03:28

the founding team is

03:30

has a pretty good track record of

03:32

success

03:33

Cameron how about you why don't you tell

03:34

us about yourself

03:36

yeah well I started my career in

03:38

financial services for about 10 years

03:40

and got my MBA

03:42

and during my MBA a good friend of mine

03:43

said you know this is your chance to

03:44

reinvent your career this is a time to

03:46

really understand what you want to do or

03:48

you're passionate

03:49

and I told them

03:51

you know what I'm a video gamer and if I

03:53

had a choice I would love to work in

03:54

video games

03:56

and

03:57

while I was in the program I told the

03:58

administrators there if any companies

04:00

come in as they often do to MBA programs

04:03

to ask for a business plan to be written

04:06

I said please tap me so sure enough a

04:08

company came through

04:09

a video game developer I wrote a

04:12

business plan unfortunately that product

04:13

never launches about 10 years ahead of

04:16

really it's time

04:17

uh but they hired me on as their

04:19

business development director and I call

04:22

that my second MBA really because I

04:24

learned everything from the front end of

04:26

the value chain which is the licensing

04:28

of the IP all the way to pre-production

04:30

to production including

04:32

development with the engineers the

04:34

animation art the design team

04:37

uh really just amazing which platforms

04:40

pc console handheld

04:42

going into the publisher side

04:45

negotiating with them for

04:47

hard goods you have back then they had

04:48

disks and

04:50

so forth and they still do but not so

04:52

much

04:53

all the way to

04:54

a shipping product to the big box

04:56

retailers and dealing with end cap

04:58

displays so it was really an amazing

05:00

experience

05:02

and so

05:03

after that I started my own development

05:06

company in 2014 I started my own

05:08

animation motion capture studio and

05:11

we've been

05:12

really lucky enough to work with some of

05:13

the largest developers and publishers in

05:15

the world

05:17

even in some film projects, VR project

05:19

and so we have a tremendous amount

05:22

myself and resources that we bring to

05:24

npcx

05:26

tremendous amount of experience in video

05:27

games and film animation

05:31

so the reason we call our company npcx

05:33

is because npcx stands for non-player

05:36

character now non-player characters are

05:38

prolific in video games they're, they're

05:40

everywhere

05:41

they're the companions you play with

05:43

they are the enemies you come across

05:45

they're all computer generated

05:47

and the we not only will be able to at

05:50

npcx create tools and technology

05:54

that will massively increase the volume

05:56

and quality of creating these

05:59

npcs but also uh managing them and we'll

06:02

talk about more about that a little bit

06:05

so another interesting question we

06:07

received is are we a unicorn

06:11

and if we are not a unicorn what type of

06:13

animal

06:14

would we describe ourselves as well

06:17

I think we're more akin to an Italian

06:20

stallion

06:25

the reason I say that is because Michael

06:27

is an Italian and I have based on my

06:31

ancestry test about 10 Italian as well

06:35

and the reason I describe us as a

06:38

stallion is because

06:39

we have track knowledge we have

06:42

experience

06:44

and

06:45

we know how to win

06:46

so we're not a unicorn but we certainly

06:50

are a stallion

06:52

Michael

06:55

I mean as an investor I can tell you

06:57

what attracted me Cameron is just that

06:58

it's a company with innovative

07:00

technology in an industry that's

07:03

lacking innovation right now it's an

07:05

opportunity for uh for us to do

07:07

something really special

07:08

with uh with ai technology related to

07:11

some things we're going to talk about

07:12

later uh behavioral cloning and some of

07:15

the other some of these other

07:16

technologies that are really on the

07:18

cutting edge and there's a large a large

07:22

target market for this type of thing and

07:24

not just in video games by the way also

07:26

in film

07:27

uh in you know movies and videos so

07:30

I think uh I think

07:32

a unicorn I don't know but certainly a

07:35

stallion I think fits the bill because

07:37

it's going to be consistent and

07:40

yeah I like the idea that the founding

07:41

team could win and does win

07:44

and there's an opportunity to make quite

07:46

a lot of money here in this industry

07:48

given the size of the market

07:51

so this question is from

07:53

our community to Michael so Michael why

07:56

did you

07:57

decide to invest in npcx and not only

07:59

invest but become such an active advisor

08:02

and board member

08:05

right so I saw a real opportunity here

08:08

to invest in a company that was serving

08:11

uh servicing a market that was

08:13

underserved uh the way things have been

08:15

done in video games it's been done the

08:17

same way for a very long time a lot

08:19

of the work is tedious uh it's uh it

08:22

hasn't really innovated much in the last

08:24

decade and this is a chance to really

08:27

change how video games are made and of

08:29

course once the npcx technology gets

08:31

deployed within the first and second

08:32

video game the entire industry will have

08:35

to adopt that technology because

08:36

otherwise it'll look like last

08:37

generation and

08:39

there's so good so the market's big for

08:42

me personally I have a passion for video

08:43

games and obviously a deep background

08:45

artificial intelligence so it's an

08:47

opportunity for me to not only invest

08:49

capital but also invest knowledge and be

08:52

able to to use some of the things that

08:54

I've learned over my career to help

08:56

bring this company to be a great success

08:58

that I know that it can be

09:01

so next question is how do we

09:03

plan to disrupt the industry

09:07

I think that question is quite

09:08

straightforward because although we are

09:11

in a technology field surprisingly

09:13

innovation comes quite slow because of

09:15

the high cost of investment adoption

09:18

due to training

09:20

and formats of software and so forth

09:23

but what we are doing is we're building

09:25

neural networks and uh

09:27

machine learning technology that

09:29

basically layer on top of all the

09:31

existing infrastructure and simply

09:33

are creating tools and technology that

09:38

will basically fundamentally change the

09:40

volume and quality

09:42

of creating digital assets and we're

09:44

really doing it for the storytellers of

09:45

our generation if anybody asks me what

09:47

why are we doing this we're allowing the

09:49

storytellers

09:50

of our time to focus on the narrative

09:53

instead of the process

09:55

really saving

09:56

hundreds of thousands of hours and

09:59

millions of dollars

10:00

in production time

10:02

by having all this uh

10:04

technology running through neural

10:05

networks and and just it will never take

10:08

away the creative process because we'll

10:10

always need

10:11

the animator's eye

10:12

and the finesse and the artist creation

10:15

uh the creative director's input but

10:18

this is simply allowing them to build

10:20

assets 3d assets

10:23

much much faster in quality that has

10:25

frankly never been seen before

10:28

if you think about the way that video

10:31

games are made right now and animators

10:33

they need to really create every single

10:36

animation that an npc a character in the

10:38

game has so with the npcx technology

10:41

using neural networks and ai we're going to

10:43

have the ability to create a limitless

10:45

amount of animations

10:48

by projecting where characters are

10:50

moving what they're doing and what their

10:51

goals are their wound status

10:54

oh to fatigue level all those types of

10:57

things basically taking everything into

10:58

account from the 3d environment

11:00

and when you do that when you use an

11:02

unlimited amount of animations and when

11:04

you model character movements based on

11:06

the movements of real world people you

11:08

get more realistic motion and that means

11:11

a more realistic gaming experience so I

11:13

think it's going to be very disruptive

11:15

as well just because

11:17

once you play a video game where the

11:18

characters move in such a realistic way

11:21

and once we add in our behavioral

11:22

cloning technology and they start to act

11:24

in a way that isn't driven by decision

11:26

trees that isn't driven by big if then

11:28

loops that's really driven

11:30

by their ability to move and act based

11:33

on their environment much like a human

11:35

would and modeled in a neural network

11:38

well it's going to be difficult to put

11:39

down the controller and play a different

11:41

game

11:42

yeah so the next question is what is

11:44

NPCx's

11:45

competitive advantage and uh to me

11:48

it's the combination of

11:50

the

11:51

unique knowledge that the founders have

11:53

of the industry and the technology and

11:55

the IP

11:56

itself

11:57

there's uh really very little

11:59

competition right now the only other

12:02

people working on this technology right

12:03

now are the video game studios

12:05

themselves

12:06

and um they've kept that tactile for

12:08

themselves so we have the ability to

12:11

create something that's very unique

12:13

that's different that I think once again

12:15

it gets embedded in a video game that

12:18

it'll be world class and difficult for

12:20

other people to

12:22

to model because we'll be we'll already

12:24

have first mover advantage

12:26

so the technology itself the IP is what

12:28

I consider to be the competitive

12:30

Advantage for npcx uh how about you

12:32

Cameron what do you consider to be the

12:34

competitive advantage yeah absolutely I

12:36

mean beyond the gray matter and the

12:38

experience between the founders and the

12:40

advisory team that we're putting

12:42

together

12:43

it is an interesting industry as I

12:44

mentioned before as there's not a lot of

12:47

innovations and

12:48

companies tend to covet their technology

12:51

Michael mentioned there's a few

12:52

companies working on some of the

12:53

technologies but not certainly not

12:56

utilizing neural networks in such a

12:57

broad manner that you're usually

12:59

focusing on one area

13:01

and we have uh portfolio products that

13:03

we'll be developing

13:04

over the next few years that focus on a

13:07

lot of areas within the production

13:09

pipeline again it's to free up the

13:11

storytellers to focus on the narrative

13:14

and

13:14

the other competitive advantage

13:16

um beyond just the sure strength of

13:21

our background and data science and

13:22

animation and motion capture is our

13:24

industry context specifically my

13:26

industry contacts in video games film

13:29

production and XR

13:31

over 14 years of contacts

13:35

and we already have some interest we're

13:37

seating our communities slowly we don't

13:40

want to over commit and under deliver so

13:42

we're being very

13:44

conservative but

13:46

the industry is very hungry for

13:48

innovation especially when you can save

13:51

time and money that's the two things

13:54

that everybody wants to do

13:58

this next question asks npcx where do we

14:02

want to be in five years well

14:04

we want to obviously be an established

14:06

player by then with the portfolio

14:07

products we want to be known as the

14:10

go-to company for using neural networks

14:12

and machine learning

14:14

to proceduralize or to benefit

14:16

anything that's really requires a lot of

14:19

manual labor um a lot of um

14:22

mouse and click movement which can

14:24

really drain artists and animators if

14:26

you ask these creatives

14:29

if they could utilize a tool and focus

14:31

on the creative side the storytelling

14:33

side and avoid all the manual

14:36

labor I think they would

14:38

they would be very excited to do that it

14:40

also opens up the amount of content

14:43

there's an absolute amount of explosion

14:45

of

14:46

engine you know people are sitting at

14:47

home and absorbing content at a rate

14:49

that's never been seen before the demand

14:51

for series one two three and four people

14:54

don't want to wait a year

14:55

especially animated content and real

14:58

life animation

15:00

action

15:01

films

15:02

this is going to

15:04

be completely a disrupter and

15:07

so in five years we are going to be that

15:09

company that's known to innovate across

15:11

a number of disciplines within the

15:13

storytelling process for 3d animation

15:16

and film and XR

15:19

so what is npcx's north star our north

15:23

star really is to be the premier

15:24

provider of this technology to the video

15:26

game and film industry and that's

15:28

exactly what we anticipate that we will

15:31

be I think every video game that is

15:34

released will eventually need to use

15:36

this technology

15:38

because it's cutting edge technology I

15:40

want to be clear that while it sounds

15:42

sometimes like research and development

15:43

technology the future of ai is now these

15:46

we're not talking about futuristic

15:48

technology we're not talking about

15:49

technology in three years we're talking

15:51

about technology that exists that we've

15:53

developed intellectual property that we

15:55

have and we're talking about integrating

15:57

that into video games today and once

16:00

we're able to do that once we're able to

16:02

get that into video games as they start

16:03

to get released in 2022-2023

16:06

as we start to contact film studios we

16:08

start to get involved in them

16:10

this technology will be an integral part

16:14

of those video games it will help power

16:16

many of the components within them

16:18

character intelligence animation

16:21

motion capture

16:22

and it will be a vital

16:25

indispensable component within those

16:28

games

16:29

and once that happens uh we'll really

16:31

have taken the industry it'll be very

16:33

difficult to take market share away from

16:35

us

16:37

here's an interesting question what is

16:39

the coolest tech or app that you guys

16:42

will be creating and I'm going to throw

16:44

that to you Michael

16:46

yeah that's a great question because

16:47

we're working on so much interesting

16:49

things so there's so much opportunity

16:50

here but I would say the most

16:53

interesting is our technology around

16:54

behavioral cloning and when you think

16:56

about npcs and how they interact and you

16:59

know we call them ais but in fact

17:02

they're not ais at all uh when you're

17:04

playing against an ai in a video game

17:07

oftentimes very easy to corner uh it has

17:10

the same sort of makes the same sort of

17:11

decisions in the same situations every

17:13

time and that's because they're driven

17:15

by what are called decision trees

17:17

they're effectively big if then else

17:19

leaves

17:20

what we're doing is something completely

17:21

different with behavior cloning we're

17:23

able to take players of different

17:25

experience levels and observe how they

17:27

play within the game novices all the way

17:29

up to experts all the way up to esports

17:32

players and we can either model the

17:35

behavioral of a single player or we can

17:38

model npcs of various levels based on

17:40

the play of humans so when that happens

17:42

you get a much more dynamic player

17:44

character

NPCs

17:45

that can respond to different situations

17:47

that isn't going to make the same

17:49

decisions in every situation this is

17:51

going to fundamentally change

17:53

how

17:54

ai

17:56

true ai is deployed in video games I

17:59

think it's not just our north star

18:01

I think it's the future of video gaming

18:04

uh how about you Cameron what do you

18:05

consider to be the competitive advantage

18:07

yeah I agree um

18:10

really Michael brought that to my

18:11

attention is we should look at

18:13

behavioral cloning

18:14

because really since pacman

18:17

computer ai hasn't in video games hasn't

18:19

really changed much it is a decision

18:21

tree some of it's more sophisticated

18:24

uh but at the end of the day

18:26

it's not really thinking and

18:28

having the ability to clone uh behaviors

18:31

of players is really interesting

18:33

especially there's a multiple um

18:37

monetization models there

18:39

uh you can have

18:42

you can have marketplaces for how good

18:44

players play and perhaps they can

18:45

monetize themselves

18:47

but really just being able to

18:49

even if you go on an expedition you can

18:51

have your friends offline

18:52

uh but they will be going with you

18:54

because their

18:56

character has been modeled um just a

18:58

number of really interesting

18:59

applications also this pertains to

19:01

serious games which we sometimes call

19:04

serious games as is training

defense applications um you have first

19:11

responders you have people working in

19:14

industry where they are dealing

19:16

with uh some really sophisticated

19:18

equipment and it's important to

19:20

model them and give them scenarios so

19:22

quite a big opportunity

19:25

for the behavioral cloning side and very

19:27

very exciting

19:28

for npcx

19:32

so why did we choose republic.co it's

19:34

really interesting it wasn't on our

radar19:36

cloud crowd uh sourcing

19:39

uh money for

19:40

for this was not on our radar but I have

19:43

a very good friend's west coast venture

19:45

capitalist we were talking about raising

19:46

capital and he suggested that we talk to

19:49

them and frankly

19:50

once they did get on our radar we

19:52

start to understand more about how

19:54

they work it seems perfect it's a it's

19:56

an opportunity for us to not just raise

19:59

money but to interact with our community

20:02

to be part of uh I mean the video game

20:04

community is a very active community

20:07

they're very passionate community they

20:09

love their games they love technology so

20:12

instead of going to some

20:14

Stuffy VC and raising uh five to ten

20:17

million dollars we knew

20:19

first of all that the amount that we're

20:20

raising we didn't need that much right

20:22

off the bat given the amount of traction

20:24

that we've gotten so quickly and we also

20:26

realized that as we developed the

20:28

technology we could then keep a

20:30

close-knit community get responses back

20:33

from our

20:34

our micro investors and pivot more

20:37

quickly based on you know how we're

20:39

doing and so

20:40

a lot of people would find smaller

20:42

investors to be nuisance investors we

20:44

see it the opposite way we really think

20:46

that bringing in the republic.co

20:48

community is going to be a boon for us

20:50

and Cameron you made the final decision

20:52

on it so I'd love to hear your opinion

20:54

as well

20:55

yeah absolutely I've never had an

20:57

experience with

20:59

crowd safes or crowd funding and once we

21:02

started to look into republic and doing

21:04

research on the success rate

21:06

you know we really

21:07

took another look and frankly since the

21:10

beginning

21:11

it's been a white club experience

21:13

they've been great

21:14

they've walked us through all the

21:16

process provided us resources

21:19

even as far as providing recommendations

21:22

for legal and financial

21:25

support of financial reporting support

21:28

all the way to helping get us ready uh

21:31

for the marketing side

21:33

including

21:34

um how to reach out to our community and

21:36

how to reward them so it's really been a

21:38

very positive experience and we look

21:40

forward to having a successful campaign

21:42

and as Michael said all the micro

21:44

investors

21:45

we really want to bring you in

21:47

and allow you to share our success

21:49

throughout the campaign we'll be

21:50

reporting any updates we should have

21:51

some very shortly actually

21:53

uh some really exciting news but in any

21:56

case we are very happy and pleased with

21:58

the republic

21:59

and

22:00

are very excited

22:02

to launch this campaign

TrackerX Video
Main Campaign Page

Date: 01/19/22

Run time: 5 mins 18 secs

00:07

Hello my name is Cameron Madani I am the

00:09

CEO and co-founder of npcx

00:13

and I'm very excited to share with you

00:14

about our flagship ai based motion

00:17

capture product

00:18

we call tracker x

00:21

now tracking is a process of manually

00:24

cleaning

00:25

3d point cloud data that comes out of

00:27

both optical as well as body sensor

00:30

based motion capture hardware systems

00:33

now after eight years of being an

00:35

animation and motion capture

00:36

specifically and working with a number

00:38

of clients on very large video game and

00:41

film titles as well as two award-winning

00:44

XR titles wolves in the wall

00:47

and carne arena

00:49

I've intrinsically known that because

00:51

tracking motion capture data is so

00:53

labor-intensive and repetitive that

00:56

machine learning could certainly benefit

00:58

the process

00:59

now this led us to building tracker x

01:03

motion capture is a process of using

01:05

performance actors whether they be human

01:08

or creature to create lifelike

01:10

animations used in most 3d video games

01:13

live action and animated films as well

01:15

as XR and soon to be the metaverse

01:18

now currently as I mentioned there are a

01:20

number of labor-intensive steps that

01:22

take place in order to get from the

01:24

motion capture stage and the hardware

01:26

systems

01:27

into these products

01:29

and by far tracking raw motion capture

01:31

data is the most labor intensive step of

01:34

them all

01:35

now our technology disrupts this manual

01:37

process by allowing for any type of

01:40

optical or sensor based

01:42

motion capture hardware system file to

01:44

be put straight onto the tracker x

01:46

character skeleton

01:48

to give you an idea of how long manual

01:50

tracking takes

01:52

it takes roughly about eight hours of

01:54

labor to process three minutes of motion

01:58

captured data with our system that time

02:00

is cut down from eight hours

02:02

to roughly 20 seconds

02:06

you can see here in this example of raw

02:08

motion capture data the green markers

02:10

represent the body data markers that are

02:12

clean

02:13

now as the action progresses you see on

02:15

the spine

02:16

that a lot of markers turn red and

02:18

that's bad data which needs to be

02:20

manually tracked

02:22

now here's an example of the same shot

02:24

run through the tracker x system

02:26

as you can see all the markers are green

02:28

which means they are good

02:30

this shot would have normally taken a

02:32

human being roughly 45 minutes to an

02:34

hour to process it took just under a few

02:37

seconds for tracker x

02:41

next we see the clean marker data run

02:43

through tracker x actually placed on

02:44

what we call a character skeleton this

02:46

process is called solving to skeleton

02:49

this next process will help us get onto

02:52

the actual character

02:54

and finally we see what the solved

02:56

character skeleton data looks like on a

02:58

character we call this process

03:00

retargeting and this is the final

03:02

process to get the animation into a game

03:04

or animated film

03:11

production demands near real-time

03:13

results

03:14

what makes this technology so compelling

03:16

for animation companies is that it

03:18

allows teams to upload their own process

03:21

motion capture data straight from the

03:23

stage to the cloud

03:25

and then the tracker x system processes

03:28

the data in a fraction of the time it

03:29

would take for mocap TDs to do it

03:31

manually

03:32

the system even allows for the skeletal

03:35

data to be quickly retargeted on

03:37

character rigs

03:38

it's a holy grail of motion capture

03:40

process

03:41

to give you an idea of the opportunity

03:44

in video games alone

03:46

many titles spend anywhere between one

03:48

hundred and fifty and four hundred

03:50

thousand dollars in motion capture

03:52

tracking and this can cost could go up

03:55

to nearly a million dollars if you think

03:57

of your large triple-A shooters

03:59

and action RPG games

04:04

with hundreds of console titles released

04:06

every year the worldwide addressable

04:08

market in video games for motion capture

04:10

tracking is well over 50 million dollars

04:13

and we're very confident we'll be able

04:15

to capture a quarter of that market

04:17

within the first two years of releasing

04:19

tracker x

04:20

now this doesn't even account for film

04:23

XR and the upcoming metaverse

04:25

which interestingly enough the metaverse

04:27

is said to require at least 10 times as

04:29

much 3d animation data than has ever

04:32

been created for all video games since

04:34

the beginning of time

04:39

now what's really exciting is we

04:41

recently entered into an agreement to

04:43

test tracker x with one of north

04:45

America's largest motion capture stages

04:49

thus providing a ready-made b2b business

04:51

pipeline

04:53

now with our tremendous background and

04:55

knowledge in motion capture and our deep

04:57

industry relationships we expect tracker

05:00

x to be our first big breakout product

05:03

for npcx and we're launching our first

05:05

version later in 2022

05:17

EXHIBIT E

Testing the Waters Communications

  Republic

Company Name	NPCx

Logo



Headline	Using AI and neural networks to make video game and film NPCs more lifelike.

Slides



Tags
B2B, Media & entertainment, AI & Machine Learning, Startups, Coming soon

Pitch text

Summary

- Proprietary AI tech to massively increase the quality & volume of animation
- Poised to benefit from the Metaverse's enormous need for 3D content
- Co-founders are power entrepreneurs with prior successful exits
- Immediate traction with $228K in Year 1 Revenues
- $20.7M in projected revenues for Year 5
- A $16.7B global market in 2020, est. to grow to $39.6B by 2028

Problem

Character animations are currently expensive to create with unrealistic movements



Animating characters in video games, film and XR is a **tedious and extremely expensive process**, and the results are often less than ideal.

Despite the time and money spent, the results are not up to par for the current era technology and platforms. The resulting animated characters lack fluid movements, do not interact smoothly with their environments and lack realism. They do not seem human.

Even worse, **Non-Player Characters (NPCs)** in video games often make decisions that are illogical or unrealistic. These characters are often called AI, without using artificial intelligence at all! We as humans have learned how to outsmart them as they make the same mistakes again and again.

Solution

Creating a more realistic gaming experience

We use **AI** and **machine learning** to train neural networks that animate character movements frame by frame in real time to increase the **volume and qaulity** of 3D animation at a rate that has never been seen before. This AI trained animation also results in **fluid, natural** animation that is modeled after how humans move and react to situations in the real world.

To further improve character actions and movement, we replace the outdated and unrealistic decision trees that have historically driven character decisions since the days of Pac Man with modern neural networks that are trained by observing **real players**.

Product

Building NextGen AIs for video game Non- Player Characters (NPCs)

We are building a portfolio of innovative products, developed using deep learning neural networks, that allow the digital storytellers of our time to **focus on the narrative instead of the process.**

Our first suite of products focus on the digital 3D asset pipeline for **video games**. These technologies can also be used for the **metaverse**, film, XR, 3D simulations and training. Perhaps most impressive is our "North Star", a state-of-the-art technology called **behavioral cloning**, which we believe will change the way we interact with video games forever.

TrackerX: Nextgen Motion Capture tool

Tracking is the process of manually cleaning raw point cloud data from motion capture hardware. Motion capture is the process of using performance actors to create life-like animations used in most 3D video games and live action animation films. Currently, there are a number of labor-intensive steps that take place in order to get from the motion capture stage or body sensors and into a video game, film, XR product or the Metaverse and tracking the raw data is the first and most labor-intensive step.

Our technology disrupts this manual process by allowing for any type of optical or sensor-based motion capture system files to be put straight onto the TrackerX character skeleton. The manual process normally takes about 8 hours to process 3 minutes of motion capture data. In this new paradigm, we take what was previously 8 hours of labor down to just under 20 seconds, a **radical improvement** and a game changer for the industry.

AIMX (AI MOTION): Smooth, realistic AI generated character animations

Note: AIMX's Neural Networks were trained with 21 animations, a full character should be trained with 200+ animations, as each additional animation will provide more life-like movements and reactions.

For decades, animators have had to predetermine what characters will do in each and every situation then choose the appropriate animation using an antiquated "state machine". This process uses a massive amount of memory and thereby limits the number of animations for each character, usually at the cost of realistic character movement. Instead, AIMX actually "predicts" which animations to select based upon physics-based properties and our neural networks, saving a tremendous of amount of memory and allowing for near-limitless animations. The result is not only fluid character movements but characters that react appropriately to situations, just as a human would.

FacialX: AI Based Facial tracking system

Much like TrackerX, FacialX tracks 3D point cloud data for facial recognition systems. FacialX can be used in both 3D camera-based hardware systems as well as mobile devices, thereby opening up the market to both businesses and consumers.

BehaviorX: Our North Star

Imagine being able to play in a game against your friends when they're not on-line, or against your favorite celebrity Esports player? With BehaviorX, you will!

With your investment, the NPCx development team will finish development of our BehaviorX, an AI system that is built using *behavioral cloning* technology.

Our technology records real-time data from players in games; tracking every key movement and decision relative to their in-game situation. It is then persistently stored in a matrix to train our models. We use these models to override decision trees with decisions from the neural network, all in **real time**, resulting in NPCs that both model specific skill levels of players and can even model the patterns of the players themselves!

Traction



NPCx is a fast-growing technology-based startup with Year 1 revenues of $248K and a AAA video game studio early adopter client. We self-funded through investment and work-for-hire revenue, which we used to build out our technology platform as well as two working prototypes, AIMX and TrackerX.

Here is a recap of 2021, the year of R&D. We started operations in July of 2020, so December 2021 was our 1.5-year mark!

In late 2021, we entered into an agreement with one of the largest motion capture stages in North America having relationships with some of the world's largest video game and film companies, including 2K Games, EA, Adobe, Warner Brothers, Sony Pictures and Netflix, providing NPCx a readymade B2B pipeline.

Business Model

A scalable business model for the next generation of digital storytellers

The NPCx product business model is scalable with recurring revenue. We have two streams of income, **licensing** and **service revenue**. For the first 12 months post investment, service revenue is expected be greater than licensing. Thereafter, licensing revenue will overtake and eventually far exceed the Service revenue.

NPCx offers two tech licensing programs: 1) Throughput - whereby 3D assets and animation seconds will be gated and billed, and 2) Seat licensing - for productivity tools. Because our technology will dramatically increase the volume and quality of 3D assets and animations, large companies will save thousands of hours and millions of dollars per title or project.

Market

Virtually limitless potential in the digital animation market

According to Grand View Research's report, the total value of the global 3D animation and visual effect market was $16.64B in 2020, with most segments in the animation industry growing at a rate of nearly 11% YoY. With a growing demand for more realistic animation, NPCx is poised to claim a sizable stake in this expanding market.



Competition

Early mover advantage

NPCx benefits from an early mover advantage as we are one of the first to market with these technologies. Since our launch, we've witnessed strong interest and **rapid adoption** from big industry players, demonstrating the strong demand in the market for technology like ours. There is a huge opportunity for these highly versatile technologies, as they can be applied to video games, film, XR, streaming entertainment, and the Metaverse.

Our technology creates in-game characters with near-unlimited animations and lifelike decisions. The impact is so profound that once several game titles have launched with our technology, the result in the industry will be that they must follow suit.

Vision

Continuing to develop our IP and products

NPCx is building a revolutionary technology company using cutting edge AI and machine learning that will change the way we interact with entertainment. Our company is fundamentally changing the way animated characters look, move and think. Over half of the funds from this campaign will be used for product development as we continue to commercialize our neural network motion capture and animation systems and build out our Behavioral Cloning apparatus.

With your funding we will double down on our development with additional data scientists and programmers, building products that we can sell in 2022 and beyond.

Investors

NPCx's pre-seed round was funded by the Puscar Buritica Family Office, a family office with an early stage venture capital division led by **Michael Puscar**. Puscar is also the Chief Technical Advisor and active board member whose expertise has helped propel the company to several early victories.

Founders

NPCx was founded by subject matter experts with a proven track record of success.

Watch our Q&A video with the founders to find out more about NPCx.



Cameron Madani is the company's founder and CEO. Cameron began working as a business development director and publisher for Sony, Microsoft and Nintendo titles and launched his first award-winning video game, *Torchlight* for the Xbox 360 (Runic Games) in 2011.



Michael Puscar is the co-founder of NPCx and the company's first investor, a serial entrepreneur with a deep background in artificial intelligence technology. He has a proven track record of success as an entrepreneur.



Alberto Menache has joined NPCx as a technical advisor for motion capture and VFX. He is known as the father of motion capture and spent the last seven years with with James Cameron on the Avatar film franchise.

Team

 Cameron Madani — Co-Founder and CEO

 Michael Puscar — Co-Founder and Chief Technical Advisor

 Juan Sevillano — Director of Animation

 Juan Franco — Lead Software Engineer

 Alberto Menache — Motion Capture & VFX Technical Advisor

 Jesus Prada — Data Scientist

 Michael Muvdi — Sr. Marketing Manager

Perks

$500	"I'm first in!" NPCx fancy T-Shirt
$2,000	"I'm first in!" NPCx fancy T-Shirt and Trucker cap
$10,000	Call with founders
$25,000	Be part of NPCx's quarterly calls with investors

FAQ

Why use neural networks to animate characters in video games when animators already do a fine job?

Animation in video games is a tedious, time-consuming effort that requires animators to create every possible movement in each character's range of motion. That results in characters with rigid motions that lack fluid and realistic actions.

By modeling a neural network based upon real world movements from actors, our proprietary software can model an unlimited amount of animations. Characters move like real people do and do the things that they do, like putting their arms up to avoid a wall, bending their knees when lifting and a whole host of other subtleties that are impossible to model in manual animation.

The result are lifelike, realistic characters with human motions who feel like they belong in their environments. It's a game changing technology that will forever change what we expect from NPCs in video games.

How do I earn a return?

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.


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ABOUT US
NPCX
INVESTORS
PRESS
NPCx, Inc. is addressing a $17.3 billion dollar 3D animation market by developing several innovative products that utilize Artificial Intelligence and Neural Networks to make animated characters for video games, film and the Metaverse more lifelike. These products will fundamentally change the 3D animation pipeline by reducing costs and increasing the quality and volume of digital assets.
If you would like to find out more about NPCx, please contact info@npcx.ai
We are also launching a Crowd SAFE campaign through Republic.co. in February 2022. If you would like to receive information on this, please subscribe to our Newsletter below.
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NPCX
Headquarters:
23150 Fashion Drive, Suite 238 Estero, FL 33928
Sales Office:
1600 Rosecrans Ave. Media Center, 4th Floor, Manhattan Beach, CA 90266
© 2020-2022, NPCx Inc. All Rights Reserved Worldwide.

On npcx.ai website: https://npcx.ai/investors/#

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